Filed by Steadfast Apartment REIT, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Income REIT, Inc.

Commission File No.: 000-54674

The following material is being mailed to stockholders of Steadfast Income REIT Inc. on January 3, 2020.

Check Your Mail for Proxy Materials [Graphic Appears Here] Transformational Transactions That We Believe Will Deliver The Potential For Enhanced Value To ALL Stockholders $3.2 BILLION
Approximate gross real estate assets 95% OCCUPANCY Expected for the fully combined company portfolio ENHANCES MARKET PROMINENCE Presence in 7 of the top 20 real estate investment markets and rank among the top 50 apartment owners in the country $21 MILLION IN CASH FLOW Projected annual increase from synergies and fee structure realignment LIMITED NEARTERM DEBT MATURITIES ANTICIPATED GROWTH Potential new capital sources expected to grow asset base LOWERS RISK PROFILE ENHANCED LIQUIDITY OPTIONS Potential post-merger internalization increases the likelihood of a future listing

Vote FOR the Merger TODAY 18100 Von Karman, Suite 500 Irvine, CA 92612 Vote FOR the Merger TODAY If you have any questions or need assistance in voting your shares, please contact our proxy solicitor: 844-371-1441 toll free www.proxypush.com/SIR Your vote is needed Highlights of the Merger Process UNANIMOUSLY RECOMMENDED and approved by each of the Special Committees and Boards of Directors CULMINATION OF AN EXTENSIVE 12-MONTH NEGOTIATION and comprehensive review process by independent directors OUTSIDE ADVISERS Special Committees engaged third-party financial and legal advisers NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Steadfast Apartment REIT, Inc. (“STAR”) filed two Registration Statements on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which have each been declared effective by the SEC. One registration statement contains a proxy statement of Steadfast Income REIT, Inc. (“SIR”) and also constitutes a prospectus for STAR. The other registration statement contains a proxy statement of Steadfast Apartment REIT III, Inc. (“STAR III”) and also constitutes a prospectus of STAR. The applicable proxy statement/prospectus have been mailed to SIR’s and STAR III’s respective stockholders. WE URGE INVESTORS TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY STAR, SIR AND STAR III, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STAR, SIR, STAR III AND THE PROPOSED MERGERS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing STAR’s website, by accessing SIR’s website, or by accessing STAR III’s website (each at www.steadfastreits.com). CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. SIR, STAR and STAR III can give no assurances that their expectations will be attained. Factors that could cause actual results to differ materially from SIR’s, STAR’s or STAR III’s expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability to obtain the stockholder approvals with respect to SIR and STAR III or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR, SIR or STAR III; and other factors, including those set forth in the Risk Factors section of SIR’s, STAR’s and STAR III’s most recent Annual Reports on Form 10-K filed with the SEC and other reports filed by communication, SIR, STAR and except STAR as III required with the SEC, by law. copies of which are available on the SEC’s website, www.sec.gov. SIR, STAR and STAR III undertake no obligations to update these statements for revisions or changes after the date of this communication, except as required by law.